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                             October 24, 2023

       Bennett Yankowitz
       Chief Financial Officer
       RocketFuel Blockchain, Inc.
       201 Spear Street
       Suite 1100
       San Francisco, California 94105

                                                        Re: RocketFuel
Blockchain, Inc.
                                                            Form 8-K filed
April 26, 2023
                                                            File No.
033-17773-NY

       Dear Bennett Yankowitz:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed April 26, 2023

       Item 4.01. Change in Registrant's Certifying Accountant, page 1

   1. Please amend to revise your disclosure under Item 304(a)(2) of Regulation S-K to address your two most recent
fiscal years and the subsequent interim period prior to engaging
                                                        Turner, Stone &
Company, L.L.P.
       Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or
       Completed Interim Review, page 1

   2. It appears from your disclosure that you received notice from your former independent accountant that
disclosure should be made to prevent future reliance on your interim financial statements
included in your December 31, 2022 Form 10-Q filed April 3, 2023.
                                                        If true, you should
provide the independent accountant with a copy of the disclosures you are making in response
to Item 4.02 of Regulation S-K and request the independent
                                                        accountant to furnish
to you, as promptly as possible, a letter addressed to the
                                                        Commission stating
whether the independent accountant agrees with the statements made by you in response to
Item 4.02 and, if not, stating the respects in which the independent
 Bennett Yankowitz
RocketFuel Blockchain, Inc.
October 24, 2023
Page 2
         accountant does not agree. Refer to Items 4.02(b) and (c) of Form 8-K. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at (202) 551-3604 or David Irving at (202) 551-3321 with any other questions.



FirstName LastNameBennett Yankowitz                          Sincerely,
Comapany NameRocketFuel Blockchain, Inc.
                                                             Division of
Corporation Finance
October 24, 2023 Page 2                                      Office of Crypto
Assets
FirstName LastName